

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2022

Alan J.M. Haughie
Chief Financial Officer
Louisiana-Pacific Corporation
414 Union Street, Suite 2000
Nashville, Tennessee 37219

> **Re: Louisiana-Pacific Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **File No. 001-07107**

Dear Mr. Haughie:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing